Exhibit 99.1

Exmar and Golar LNG joint venture


Exmar and Golar LNG advise that they have established a joint venture company to combine part of their open LNG shipping capacity and improve the service available to their customers in the short term LNG market.

The two companies, will each time charter selected owned vessels to the new venture, which will then offer them to the market. This will provide a base for expansion which may include third party tonnage. It is intended that at least three vessels will be operating by the end of this year.

The new company will be in a position to offer 'new-to-the-LNG business' contracts of affreighment and interuptible employment arrangements that will enhance flexibility for customers, as well as improve efficiency.

The venture, which will operate from its own offices in London, commenced 25th October 2004.

For the time being contact should still be made through the UK Management Offices of Exmar and Golar LNG, at the following numbers:

Exmar (UK) Shipping Co Ltd          Golar Management Ltd
Moreau House, 116 Brompton Road     30 Marsh Wall
London SW3 1JJ                      London E14 9TP
United Kingdom                      United Kingdom

Phone: +4420 7870 1300              +4420 7517 8600
Fax:   +4420 7225 1607              +4420 7517 8601
e-mail: gas@exmarshipping.co.uk